UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 10, 2009
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

Bladex Announces This Year’s
Second Successful Closing of a Syndicated Loan in the Asian Markets

Panama City, Republic of Panama, December 9, 2009 – Banco Latinoamericano de Comercio Exterior S.A. (“Bladex” or “the Bank”), (NYSE:BLX) announced today the successful closing of a US113 million two-year syndicated loan.  This is the second syndication placed by Bladex this year in the Asian financial markets, following the success of the first operation this past August.

The transaction was structured by Mizuho Corporate Bank, Ltd. through the participation of ten commercial banks from Taiwan and Hong Kong.

Gregory Testerman, Executive Vice President – Treasury and Capital Markets at Bladex, added, “After the closing of the first Asian syndication in August of 2009, we are very pleased to see such keen interest on the part of Hong Kong and Taiwanese banks in Bladex’s second Asian transaction this year. The syndication further diversifies our sources of financing, and expands Bladex’s network of Asian correspondent banks. The knowledge, coverage, and experience of Mizuho in the Asian financial markets were critical to the success of this transaction.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

Through September 30, 2009, Bladex had disbursed accumulated credits of approximately US$161 billion.

For further information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech	Melanie Carpenter/Peter Majeski
Chief Financial Officer	i-advize Corporate Communications, Inc.
Bladex	82 Wall Street, Suite 805
Calle 50 y Aquilino de la Guardia	New York, NY 10005
Panama City, Panama	Tel: (212) 406-3690
Tel: (507) 210-8567	E-mail: Bladex @i-advize.com
E-mail: cschech@bladex.com